Issuer Free Writing Prospectus filed pursuant to Rule 433

Dated November 18, 2014

supplementing the Preliminary Prospectus Supplement dated

November 18, 2014 and the Prospectus dated June 3, 2013

Registration Nos. 333-189057 and 333-189057-01

RETAIL OPPORTUNITY INVESTMENTS PARTNERSHIP, LP

Fully and unconditionally guaranteed by

Retail Opportunity Investments Corp.

$250,000,000 4.000% Senior Notes due 2024

Issuer:	Retail Opportunity Investments Partnership, LP

Guarantor:	Retail Opportunity Investments Corp.

Aggregate Principal Amount:	$250,000,000

Expected Ratings* (Moody’s/S&P):	Baa2 (stable) / BBB- (stable)

Trade Date:	November 18, 2014

Settlement Date:	December 3, 2014 (T+10)

Final Maturity Date:	December 15, 2024

Public Offering Price:	98.600%

Yield to Maturity:	4.172%

Coupon:	4.000%

Benchmark Treasury:	2.25% due November 15, 2024

Benchmark Treasury Price / Yield:	99-11+ / 2.322%

Spread to Benchmark Treasury:	T+ 185 bps

Interest Payment Dates:	June 15 and December 15 of each year, commencing June 15, 2015

CUSIP / ISIN:	76132FAB3 / US76132FAB31

Optional Redemption:

Prior to September 15, 2024, the notes will be redeemable at the issuer’s option at a redemption price equal to the sum of (1) 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest and (2) a make-whole premium determined by discounting principal and interest payments from the dates on which such amounts would have been payable if such redemption had been made on September 15, 2024, using a discount rate of U.S. Treasury plus 30 basis points.

On or after September 15, 2024, the notes will be redeemable at the issuer’s option at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest.

Joint Book-Running Managers:	U.S. Bancorp Investments, Inc. Jefferies LLC J.P. Morgan Securities LLC RBC Capital Markets, LLC KeyBanc Capital Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	BMO Capital Markets Corp. RBS Securities Inc. Regions Securities LLC

*Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Retail Opportunity Investments Corp. and the issuer have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Retail Opportunity Investments Corp. and the issuer have filed with the SEC, including the prospectus supplement, for more complete information about Retail Opportunity Investments Corp., the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Retail Opportunity Investments Corp., the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by calling U.S. Bancorp Investments, Inc. toll-free at 877-558-2607, Jefferies LLC toll-free at 1-877-547-6340, J.P. Morgan Securities LLC collect at 212-834-4533 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.